September 20, 2010

VIA EDGAR (Correspondence Filing)
U.S. Securities & Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	RiverNorth Funds (the “Registrant”)
Preliminary Proxy Statement
File Nos. 333-136185; 811-21934
Dear Sirs:

On behalf of the Registrant, this letter responds to the comments you provided to Marc Collins on September 10, 2010 with respect to Preliminary Proxy Statement filed in order to solicit approval of a new management agreement.  Your comments are set forth below and each is followed by the Registrant’s response.

Comment 1 – Under Proposal I, in the first paragraph of the section entitled "Background", in the second to last sentence, you requested that instead of indicating that the initial Management Agreement and the new Management Agreement are "similar in all material respects", that the Registrant include those specific items that differ between the agreements.

Response 1 – The requested change has been made indicating that the name of the adviser has changed and that the effective dates of the agreements will differ.

Comment 2 – Under Proposal I, in the second paragraph of the section entitled "Background", you requested additional details regarding the proposed transaction at RiverNorth Holding Co., to include percentages of ownership by Mr. Schmucker and Mr. Galley, before and after the proposed transaction.

Response 2 – The requested information regarding percentages of ownership before and after the proposed transaction has been provided.

Comment 3 – You requested that the Registrant confirm to the staff that the proposed transaction does not implicate Section 15(f) of the Investment Company Act.

Response 3 – Because Mr. Schmucker is not selling his interest in RiverNorth Holding Co. and because the shares of RiverNorth Holding Co. being issued to Mr. Galley are being issued from existing shares held as capital stock, Section 15(f) of the Investment Company Act is not implicated.

Comment 4 – Lastly, you requested the Registrant confirm that the existing expense limitation agreement between the Fund and the Adviser will not terminate by virtue of the new Management Agreement being approved.

Response 4 – The Registrant has agreed that the expense limitation agreement currently in place will continue through the expiration date, unaffected by the new Management Agreement approval.

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•
Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please contact me at (513) 352-6774 if you should require any further information.

Sincerely,

s/ Marc L. Collins
Marc L. Collins